Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03
Fact Sheet (J382)
July 8, 2014

Credit Suisse – Return Enhanced Notes due August 3, 2015 Linked to the Common Stock of Bristol-Myers Squibb Company

Note Terms

Issuer:*	Credit Suisse AG ("Credit Suisse"), acting through one of its branches
Pricing Date:	Expected to be July 11, 2014.
Settlement Date:	Expected to be July 16, 2014.
Reference Shares:	The common stock of Bristol-Myers Squibb Company
Upside Leverage Factor:	2
Payment at Maturity:	A cash payment at maturity per $1,000 principal amount of notes equal to: o if the Final Share Price is greater than the Initial Share Price, $1,000 + $1000 × the lesser of (i) the Maximum Return and (ii) the product of the Reference Shares Return and the Upside Leverage Factor. o If the Final Share Price is equal to the Initial Share Price, you will be entitled to receive a cash payment at maturity of $1,000 per $1,000 principal amount of notes. o if the Final Share Price is less than the Initial Share Price, $1,000 + ($1,000 × Reference Shares Return).
Maximum Return:	Expected to be 30% (to be determined on the Pricing Date).
Reference Shares Return:	(Final Share Price – Initial Share Price) / Initial Share Price
Initial Share Price:**	The closing price of the Reference Shares on the Pricing Date.
Final Share Price:	The arithmetic average of the closing prices of the Reference Shares on each of the five Valuation Dates.
Valuation Dates:†	July 23, 2015, July 24, 2015, July 27, 2015, July 28, 2015 and July 29, 2015 (each a "Valuation Date" and July 29, 2015, the "Final Valuation Date")
Maturity Date:†	August 3, 2015
Fees:	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.

Return Characteristics

- Provides opportunity for a return at maturity of 2 times the appreciation of the Reference Shares, if any, subject to the Maximum Return. Accordingly, if the Reference Shares Return is equal to or greater than 15%, you will receive the Maximum Return on the notes of 30%, which entitles you to a maximum payment at maturity of $1,300 for every $1,000 principal amount of notes that you hold. Any payment on the notes is subject to our ability to pay our obligations as they become due.
- Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if the Reference Shares declines. **You could lose your entire investment.**

Product Risks

- Investment may result in a loss of up to 100%. If the Final Share Price is less than the Initial Share Price, you will be fully exposed to the depreciation in the Reference Shares.
- The notes do not pay interest.
- Although the return on the notes will be based on the performance of the Reference Shares, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.

Hypothetical Payment at Maturity***



Return Enhanced Notes
Direct Investment in Underlying
$1,130
$1,200
$1,000
$800
$600
$400
$200
$0
Payment at Maturity
15%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
Percentage change of the Underlying from Initial Level to Final Level

Reference Shares Return	Total Return	Payment at Maturity
30.00%	30.00%	$1,300.00
25.00%	30.00%	$1,300.00
15.00%	**30.00%**	**$1,300.00**
10.00%	20.00%	$1,200.00
5.00%	10.00%	$1,100.00
0.00%	**0.00%**	**$1,000.00**
-5.00%	-5.00%	$950.00
-10.00%	-10.00%	$900.00
-20.00%	-20.00%	$800.00
-30.00%	-30.00%	$700.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-60.00%	-60.00%	$400.00
-70.00%	-70.00%	$300.00
-80.00%	-80.00%	$200.00
-90.00%	-90.00%	$100.00
-100.00%	-100.0%	$0.00

*** The graph and the table illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Reference Shares assuming an Upside Leverage Factor of 2 and a Maximum Return of 30%. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the arithmetic average of the closing prices of the Reference Shares on the Valuation Dates. Any payment on the notes is subject to our ability to pay our obligations as they come due. The numbers above have been rounded for ease of analysis.

J.P. Morgan
Placement Agent

* Credit Suisse may act through its Nassau Branch or its London Branch.

** In the event that the closing price of the Reference Shares is not available on the Pricing Date, the Initial Share Price will be determined on the immediately following trading day on which the closing price of the Reference
Shares is available.

([]) Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

[] If the Final Share Price is greater than the Initial Share Price, for each
$1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return, regardless of the appreciation of the Reference Shares, which may be significant. We refer to this percentage as the Maximum Return which will be set on the Pricing Date and will not be less than 30%. Accordingly, if the Reference Shares Return is equal to or greater than 15%, you will receive the Maximum Return on the notes of
30%, and you will be entitled to receive the maximum amount payable at maturity, which is expected to be $1,300 for every $1,000 principal amount of notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

[] The original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

[] Credit Suisse currently anticipates that the value of the notes on the
Pricing Date will be less than the price the investor pays for the notes, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the notes. Prior to maturity, costs such as concessions and hedging may affect the value of the notes.

[] Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Reference Shares from the Pricing Date to the Final Valuation Date. Your ability to participate in the appreciation of the Reference Shares, if any, may be limited by the
5-day-end-of-term averaging used to calculate the Final Share Price, especially if there is a significant increase in the closing price of the Reference Shares on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Reference Shares, if any, between the Pricing Date and the Final Valuation Date.

[] We are not affiliated with the Reference Share Issuer. We assume no responsibility for the adequacy of the information about the Reference Share
Issuer contained in this fact sheet. You should make your own investigation into the Reference Shares and the Reference Share Issuer. We are not
responsible for the Reference Share Issuer's public disclosure of information, whether contained in SEC filings or otherwise.

[] While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Shares or instruments related to the Reference Shares. We or our affiliates may also trade in the Reference Shares or instruments related to the Reference Shares from time to time. Any of these hedging or trading activities as of the Pricing
Date and during the term of the notes could adversely affect our payment to you at maturity.

[] The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so.
Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

[] We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuer, including extending loans to, or making equity investments in, the Reference Share Issuer or providing advisory services to the Reference Share Issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Share Issuer and these reports may or may not recommend that investors buy or hold the Reference Shares. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Share Issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

[] In addition to the prices of the Reference Shares, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the expected volatility of the
Reference Shares, the time to maturity of the notes, the dividend rate on the
Reference Shares, interest and yield rates in the market generally, investors'
expectations with respect to the rate of inflation, events affecting companies engaged in the biopharmaceutical industry, geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Reference Shares or markets generally and which may affect the prices of the Reference Shares and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

[] Your return on the notes will not reflect the return you would realize if you actually owned the Reference Shares. The return on your investment, which is based on the percentage change in the Reference Shares, is not the same as the total return based on a purchase of the Reference Shares.

[] As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Reference Shares. In addition, the Reference Share Issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Shares, and therefore, the value of the notes.

[] The calculation agent will make anti-dilution adjustments for certain events affecting the Reference Shares. However, an adjustment will not be required in response to all events that could affect the Reference Shares. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected.

The risks set forth in the section entitled "Product Risks" above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the
"Product Risks" above, the "Selected Risk Considerations" section in the applicable pricing supplement and the "Risk Factors" section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Information

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein
(including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange
Commission, or SEC, for the offering to which this offering summary relates.
Before you invest, you should read this summary together with the Preliminary
Pricing Supplement dated July 8, 2014, Product Supplement No. JPM-III dated
March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated
March 23, 2012, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC
Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www. sec.gov/Archives/edgar/data/1053092/000095010314004774/dp47782
_424b2-j382.htm

 You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.